International Media Acquisition Corp.

1604 US Highway 130

North Brunswick, NJ 08902

July 26, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Anuja A. Majmudar

Re:	International Media Acquisition Corp.
Withdrawal of Acceleration Request
Registration Statement on Form S-1, as amended
(File No. 333-255106) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on July 22, 2021 by International Media Acquisition Corp. (the “Registrant”), in which the Registrant requested the acceleration of the effective date of the above-referenced Registration Statement for 5:00 p.m., Eastern time, on Monday, July 26, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Registrant no longer requests that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Thank you for your assistance in this matter.

Sincerely,

INTERNATIONAL MEDIA ACQUISITION CORP.

By:	/s/ Shibasish Sarkar
Name:	Shibasish Sarkar
Title:	Chief Executive Officer